Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124107

PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED JULY 21, 2005

SCIENTIFIC GAMES CORPORATION

$275,000,000 Principal Amount of
0.75% Convertible Senior Subordinated Debentures Due 2024
and 9,450,183 Shares of Common Stock Issuable Upon Conversion of the Debentures

This prospectus supplement relates to the resale by the selling securityholders (including their transferees, pledgees or donees or their successors) of up to $275 million aggregate principal amount of 0.75% Convertible Senior Subordinated Debentures due 2024 issued by Scientific Games Corporation and the shares of common stock issuable upon conversion of the debentures.

This prospectus supplement should be read in conjunction with the prospectus dated July 21, 2005, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Investing in the Securities involves risks that are described in the "RISK FACTORS" section beginning on page 16 of the prospectus.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 1, 2005.

SELLING SECURITYHOLDERS

The information in the table appearing under the heading "Selling Securityholders" beginning on page 76 of the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus, and by superseding the information with respect to persons listed in the prospectus that are listed below.

The following table sets forth certain information as of August 1, 2005, except where otherwise noted, concerning the principal amount of debentures beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The number of shares of common stock issuable upon conversion of the debentures shown in the table below assumes conversion of the full amount of debentures held by each holder at an initial conversion price of $29.10 per share. This conversion price is subject to adjustments in certain circumstances. Because the selling securityholders may offer all or some portion of the debentures or the common stock issuable upon conversion of the debentures, we have assumed for purposes of the table below that the named selling securityholders will sell all of the debentures or convert all of the debentures and sell all of the common stock issuable upon conversion of the debentures offered by this prospectus. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary. Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of debentures or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution" for further information.

Name	Aggregate Principal Amount of Debentures Beneficially Owned and Offered	Percentage of Debentures Outstanding*	Shares of Common Stock Issuable Upon Conversion of the Debentures**	Other Shares of Common Stock Beneficially Owned Before the Offering and Assumed to be Owned Following the Offering	Percentage of Common Stock Outstanding***
Arkansas Teacher Retirement(1)	5,830,000	2.12%	200,344	—	—
Drawbridge Global Macro Masterfund Ltd.(2)	4,500,000	1.63%	154,639	—	—
San Diego City Retirement(3)	1,195,000	—	41,065	—	—
San Diego County Convertible(4)	1,610,000	—	55,327	—	—
Any other holder of Debentures or future transferees, pledgees, donees or successors of any holder ****	5,853,000	2.13%	201,134	—	—

1.	Nicholas-Applegate Capital Management is the investment advisor to Arkansas Teacher Retirement with respect to the security listed on the table. Horacio Valeiras is the chief investment officer of Nicholas-Applegate Capital Management and exercises investment and voting control on behalf of Nicholas-Applegate Capital Management.

2.	Steve Qian exercises investment and voting control on behalf of Drawbridge Global Macro Masterfund Ltd. with respect to the security listed on the table.

3.	Nicholas-Applegate Capital Management is the investment advisor to San Diego City Retirement with respect to the security listed on the table. Horacio Valeiras is the chief investment officer of Nicholas-Applegate Capital Management and exercises investment and voting control on behalf of Nicholas-Applegate Capital Management.

4	Nicholas-Applegate Capital Management is the investment advisor to San Diego County Convertible with respect to the security listed on the table. Horacio Valeiras is the chief investment officer of Nicholas-Applegate Capital Management and exercises investment and voting control on behalf of Nicholas-Applegate Capital Management.

*	Unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding debentures.

**	Assumes conversion of all of the holder's debentures at our initial conversion rate of approximately 34.3643 shares of common stock per 1,000 principal amount of the Debentures. This conversion rate is subject to adjustment as described under "Description of Debentures--Conversion." As a result, the number of shares of common stock issuable upon conversion of the debentures may change in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the Debentures, as described under "Description of Debentures--Conversion."

***	Based on the 89,118,925 outstanding shares of Scientific Games as of May 19, 2005, none of these selling securityholders would beneficially own 1% or more of the outstanding shares following the sale of securities in the offering.

****	Assumes that any other holders of Debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of Debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the Debentures at the initial conversion rate.